EXHIBIT 99

Magna Announces 2020 Annual Meeting Results

AURORA, Ontario, May 07, 2020 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced voting results from its 2020 annual meeting of shareholders held on May 7, 2020. A total of 232,304,632 Common Shares or 77.71% of our issued and outstanding Common Shares were represented in person or by proxy at the meeting. Shareholders voted in favour of each item of business, as follows:

a.        Election of Directors

Nominee	Votes FOR	Nominee	Votes FOR
Scott B. Bonham	98.59%	Cynthia A. Niekamp	99.77%
Peter G. Bowie	99.92%	William A. Ruh	99.91%
Mary S. Chan	99.81%	Dr. Indira V. Samarasekera	98.51%
Hon. V. Peter Harder	99.33%	Donald J. Walker	99.92%
Dr. Kurt J. Lauk	99.90%	Lisa S. Westlake	99.15%
Robert F. MacLellan	99.89%	William L. Young	97.59%

b.        Other Items of Business

Item	Votes FOR
Reappointment of Deloitte	99.83%
Say on Pay	85.63%

Based on the voting results, each of the 12 nominees was elected with a substantial majority. Similarly, Deloitte was reappointed as Magna’s independent auditors and the Say on Pay resolution was approved, in each case by a substantial majority. Detailed voting results are included as Appendix “A” to this press release.

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com  │  905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice President, Corporate Communications & PR
tracy.fuerst@magna.com  │  248.631.5396

OUR BUSINESS (1)
We are a mobility technology company. We have over 159,000 entrepreneurial-minded employees, 347 manufacturing operations and 94 product development, engineering and sales centres in 27 countries. We have complete vehicle engineering and contract manufacturing expertise, as well as product capabilities that include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

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(1) Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

Appendix “A”

VOTING RESULTS - 2020 ANNUAL MEETING OF SHAREHOLDERS

Resolution	Votes For		Votes Withheld/Against
	#	%	#	%
Elect Scott B. Bonham as Director	222,562,426	98.59	3,183,326	1.41
Elect Peter G. Bowie as Director	225,556,317	99.92	189,435	0.08
Elect Mary S. Chan as Director	225,326,617	99.81	419,135	0.19
Elect Hon. V. Peter Harder as Director	224,244,086	99.33	1,501,666	0.67
Elect Dr. Kurt J. Lauk as Director	225,508,920	99.90	236,832	0.10
Elect Robert F. MacLellan as Director	225,498,335	99.89	247,417	0.11
Elect Cynthia A. Niekamp as Director	225,221,854	99.77	523,898	0.23
Elect William A. Ruh as Director	225,539,171	99.91	206,581	0.09
Elect Dr. Indira V. Samarasekera as Director	222,376,774	98.51	3,368,978	1.49
Elect Donald J. Walker as Director	225,569,852	99.92	175,900	0.08
Elect Lisa S. Westlake as Director	223,837,310	99.15	1,908,442	0.85
Elect William L. Young as Director	220,298,753	97.59	5,446,999	2.41
Re-Appointment of Deloitte LLP as Auditors	231,915,970	99.83	388,662	0.17
Advisory Resolution on Executive Compensation	193,297,024	85.63	32,448,728	14.37